Pernod Ricard

DF/Lettres/85.2005

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA



For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

March 18, 2005

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated March 16, 2005, the board of directors of our Company decided to pay a second interim dividend of Euro 1,16 per share, for the 2004/2005 fiscal period.

This payment will be paid on Tuesday the 7th of June, 2005.

Yours sincerely,

Emmanuel BABEAU
Chief Financial Officer

CC : Antoine PERNOD